New Gold Announces Resignation of The Honourable David Emerson from its Board of Directors

November 7, 2017 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) announces the resignation of The Honourable David Emerson from its Board of Directors, effective November 30, 2017.

Since joining the Board on July 1, 2012, Mr. Emerson has made a significant and highly valued contribution to the development and success of New Gold.

"On behalf of our company and shareholders, I would like to thank David for all he has done for New Gold over the past five years," stated Ian Pearce, Chair of New Gold. "He has been a valuable member of New Gold's Board of Directors and we wish him great success in his future endeavours."

Also as of November 30, 2017, Mr. Emerson will be joining the Board of Directors of Deloitte Canada.

About New Gold Inc.

New Gold is an intermediate gold mining company with a portfolio of five producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

For further information, please contact:

Julie Taylor
Director, Corporate Communications
and Investor Relations
Direct: +1 (416) 324-6015
Email: info@newgold.com